Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
MDJCC LTD	Hong Kong
Beijing Mingda Jiahe Technology Development Co., Ltd.	PRC
MD Local Global Limited	England and Wales
Mansions Catering and Hotel LTD	England and Wales
Fernie Castle Culture Limited	England and Wales
MD Lokal Global GmbH	Germany
Mingda Jiahe Development Investment Co., Ltd	Japan